UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-25779
CUSIP NUMBER 88368Q103

(Check One):	☐ Form 10-K	¨☐Form 20-F	☐ Form 11-K	☒ Form 10-Q	¨☐Form 10D
	☐Form N-SAR	☐ Form N-CSR
	For Period Ended:	June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
        For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

TheStreet.com, Inc. Full Name of Registrant
Former Name if Applicable
14 Wall Street, 15th Floor Address of Principal Executive Office (Street and Number)
New York, New York 10005 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has identified an issue relating to its recording of certain revenue in a non-core business, Promotions.com, that the Company acquired in August 2007. The Company currently is assessing the impact of this issue on the periods since the acquisition and has not yet determined whether it will be required to restate any prior period results.

The Company currently does not believe that this matter is likely to result in any significant percentage revision to the aggregate revenue or expense previously reported by the Company since the acquisition (although the Company cannot give any assurances with respect to this matter as its review is not yet complete), but may result in material revisions, upward or downward, to the net income reported by the Company during any one or more of the periods since the acquisition. This matter does not affect the Company’s previously reported cash, cash equivalents, restricted cash or marketable securities.

The Company is endeavoring to complete its review of this matter expeditiously, but cannot presently give assurances as to when the review will be completed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gregory Barton	212	321-5484
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   ☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III above.

TheStreet.com, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : August 11, 2009	By	/s/ Daryl Otte
	Name:	Daryl Otte
	Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).